UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 9 to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Granite Falls Energy, LLC

(Name of Issuer)

Membership Units

(Title of Class of Securities)

None

(CUSIP Number)

Glacial Lakes Energy, LLC

301 20th Avenue S.E.

Watertown, South Dakota  57201

Telephone Number (605) 882-8480

With a copy to:

Michael L. Weaver

Lindquist & Vennum P.L.L.P.

4200 IDS Center

Minneapolis, Minnesota  55402

(612) 371-3987

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Glacial Lakes Energy, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,004

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,004

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,004

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.35%*

14	Type of Reporting Person (See Instructions) CO

*Based on 30,606 membership units outstanding as reported in Granite Falls Energy, LLC Definitive Proxy Statement dated February 1, 2016 filed with the SEC on February 1, 2016.

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities Exchange Commission on May 25, 2007, Amendment No. 1 filed with the Securities Exchange Commission on December 8, 2008, Amendment No. 2 filed on February 11, 2009, Amendment No. 3 filed on February 24, 2009, Amendment No. 4 filed on July 9, 2009, Amendment No. 5 filed on August 24, 2009, Amendment No. 6 filed on December 23, 2013, Amendment No. 7 filed on February 26, 2016, and Amendment No. 8 filed on March 3, 2016 (collectively the “Schedule 13D”).  Pursuant to this Amendment No. 9 to Schedule 13D, Glacial Lakes Energy, LLC is hereby amending Items 4 and 7 as follows:

Item 4.                             Purpose of the Transaction.

On March 7, 2016, Glacial Lakes Energy, LLC mailed to the members of Granite Falls Energy, LLC a communication concerning how it intends to vote on certain proposals to be acted upon at the annual meeting of members of Granite Falls Energy, LLC.  The communication was filed with Securities Exchange Commission under Rule 14a-2(b)(1) Notice of Exempt Solicitation although Glacial Lakes Energy, LLC does not necessarily concede that the communication constitutes a solicitation under the federal securities laws.

Item 7.                             Material to be Filed as Exhibits.

1.                                      Letter dated March 7, 2016 from Glacial Lakes Energy, LLC to the members of Granite Falls, Energy, LLC (incorporated by reference to the Notice of Exempt Solicitation filing by Glacial Lakes Energy, LLC filed with the Securities Exchange Commission on March 8, 2016).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2016

	Name:	/s/ James A. Seurer
James A. Seurer, Chief Executive Officer
Glacial Lakes Energy, LLC